

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2018

<u>Via E-mail</u>
Guenter Butschek
CEO & Managing Director
Tata Motors Limited
Bombay House
24, Homi Mody Street
Mumbai 400 001, India

  Re: **Tata Motors Limited**
     Form 20-F for the Fiscal Year Ended March 31, 2017
     Filed July 28, 2017
     File No. 1-32294

Dear Mr. Butschek:

  We refer you to our comment letter dated February 16, 2018, regarding business contacts with Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Cecilia Blye

        Cecilia Blye, Chief
        Office of Global Security Risk

cc: Anne Nguyen Parker
   Assistant Director
   Division of Corporation Finance